July 9, 2018

Via EDGAR and Overnight Delivery

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Christopher Edwards

Ada D. Sarmento

Re:	Innovate Biopharmaceuticals, Inc.

Registration Statement on Form S-3

Filed March 15, 2018

File No. 333-223669

Dear Mr. Edwards:

On behalf of our client, Innovate Biopharmaceuticals, Inc. (the “Company”), we submit this letter as a follow up to the prior response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 18, 2018 relating to the Company’s Registration Statement on Form S-3 (File No. 333-223669) originally filed with the Commission on March 15, 2018 (the “Registration Statement”). The Company has revised the Registration Statement to include the incorporation by reference of the Form 8-Ks that have been filed since the original filing and is filing concurrently with this letter the Company’s Amendment No. 2 to Form S-3 (the “Amendment”). For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and the Amendment (in redline format), in care of Mr. Edwards.

Please direct any questions regarding the Amendment to me at (858) 350-2392 or thornish67@gmail.com.

Sincerely,

/s/ Thomas E. Hornish
Thomas E. Hornish

cc:	Jay Madan, Innovate Biopharmaceuticals, Inc.

Heyward Armstrong, Smith Law

Amanda Keister, Smith Law